PROSKAUER ROSE LLP

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Frank J. Lopez, Esq.
Member of the Firm
Direct Dial 212.969.3492
flopez@proskauer.com

November 2, 2007

VIA FACSIMILE AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

> Re: Global Consumer Acquisition Corp. –
>   Registration Statement on Form S-1, File No. 333-144799

Dear Mr. Reynolds:

Reference is made to the above referenced Registration Statement on Form S-1 (the "*Registration Statement*") of Global Consumer Acquisition Corp., a Delaware corporation (the "*Company*"). In response to my telephone discussions with Ms. Pamela Howell on October 31, 2007 and with Mr. Edwin S. Kim on November 1, 2007, we have revised disclosures on pages 20 and 45 of Amendment No. 3 to the Registration Statement ("*Amendment No. 3*"). Please find enclosed the revisions to pages 20 and 45 of Amendment No. 3. Please also note that these changes will be reflected in the filing of Amendment No. 4 to the Registration Statement ("*Amendment No. 4*") by the Company early next week. As discussed with Ms. Howell and Mr. Kim, the Company will also re-file Exhibit 5.1 with Amendment No. 4.

Very truly yours,

Frank J. Lopez

Enclosures

cc: Edwin S. Kim, Esq. (Securities and Exchange Commission)
     Ethan Horowitz (Securities and Exchange Commission)
     Jason N. Ader (Global Consumer Acquisition Corp.)
     Scott LaPorta (Global Consumer Acquisition Corp.)
     Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
     Greg A. Noel, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
     Thomas J. Ivey, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

the necessity to comply with the formal procedures set forth in Section 275 (which would have required our board of directors and stockholders to formally vote to approve our dissolution and liquidation and to have filed a certificate of dissolution with the Delaware Secretary of State). We will, nevertheless, be continued for a term of three years from the time our existence ceases, or for such longer period as the Delaware Court of Chancery shall in its discretion direct, for the purpose of prosecuting and defending suits by or against us and of enabling us to settle and close our business, to dispose of and convey our property, to discharge our liabilities and to distribute to our stockholders any remaining assets, but not for the purpose of continuing the business for which we were organized. We cannot assure you that we will properly assess all liabilities with which we may potentially be charged. As such, our stockholders could potentially be liable for any of our obligations to the extent of distributions received by them (but no more). However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely liabilities to arise would be from our vendors and service providers (such as accountants, lawyers, investment bankers, etc.) and potential target businesses.

In connection with any proposed business combination we submit to our stockholders for approval, we will also submit to stockholders a proposal to amend our Amended and Restated Certificate of Incorporation to provide for our perpetual existence, thereby removing this limitation on our corporate life. We will not seek to amend or waive the provision limiting our corporate life other than in connection with the approval of a business combination. <u>We view this as a binding obligation to our stockholders.</u> We will only consummate a business combination if stockholders vote both in favor of such business combination and our amendment to provide for our perpetual existence. Any vote to extend our corporate life to continue perpetually in this offering, our ability to compete with respect to the acquisition of certain target acquisitions that are sizable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target acquisitions. Furthermore, the obligation we have to seek stockholder approval of a business combination may delay the consummation of a transaction. Additionally, our outstanding warrants and the future dilution they potentially represent may not be viewed favorably by certain target acquisitions. Also, our obligation to convert into cash the shares of common stock in certain instances may reduce the resources available for a business combination. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon a particular business combination.

Although we believe that the net proceeds of this offering and the insider private placement will be sufficient to allow us to consummate a business combination, because we have not yet identified any prospective target acquisition to acquire, we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of this offering and the insider private placement prove to be insufficient, either because of the size of the business combination, the depletion of the available net proceeds in the course of searching for suitable target acquisition that we can afford to acquire, or the obligation to convert into cash a significant number of shares of common stock from dissenting stockholders, we will be required to seek additional financing. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target acquisition candidate. In addition, it is possible that we could use a portion of the funds not in the trust account to make a deposit, down payment or fund a "no-shop" provision with respect to a proposed business combination, although we do not have any current intention to do so. In the event that we were ultimately required to forfeit such funds (whether as a result of our breach of the agreement relating to such payment or otherwise), we may not have a sufficient amount of working capital available outside of the trust account to conduct due diligence and pay other expenses related to finding a suitable business combination without securing additional financing. If we are unable to secure additional financing, we would most likely fail to consummate a business combination in the allotted time and would liquidate the trust account, resulting in a loss of a portion of your investment. In addition, if we consummate a business combination, we may require additional financing to fund continuing operations and/or growth. The failure to secure additional financing if required could have a material adverse effect on our ability to continue to develop and grow, even if we consummate a business combination. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after a business combination. For a more complete discussion regarding the liquidation of our trust account if we cannot consummate a business combination, see "Proposed Business—Effecting a Business Combination—Liquidation If No Business Combination."

Our founding stockholders control a substantial interest in us and thus may influence certain actions requiring a stockholder vote.

Upon consummation of our offering, and after giving effect to the insider private placement of founder shares, our founding stockholders (including all of our officers and directors) will collectively own 20% of our issued and outstanding common stock (assuming they do not purchase units in this offering, in which case they will own a larger percentage). This

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ownership interest, together with any other acquisitions of our shares of common stock (or warrants which are subsequently exercised), could allow the founding stockholders to collectively influence the outcome of matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions after completion of our initial business combination. In the event that the founding stockholders acquire shares of our common stock in this offering or in the aftermarket, we anticipate that they would vote such shares in favor of our initial business combination. Thus, additional purchases of shares of our common stock by our founding stockholders would likely allow them to exert additional influence over the approval of our initial business combination. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our common stock. The interests of our founding stockholders and your interests may not always align and taking actions which require approval of a majority of our stockholders, such as selling the company, may be more difficult to accomplish.

If we redeem our public warrants, the insider warrants, which are non-redeemable as long as the insider warrant holders or their permitted transferees hold them, could provide the insider warrant holders with the ability to realize a larger gain than the public warrant holders.

The warrants held by our public warrant holders may be called for redemption at any time after the warrants become exercisable:

- in whole and not in part;
- at a price of $.01 per warrant;
- upon not less than 30 days' prior written notice of redemption to each warrant holder;
- if, and only if, the last sale price of the common stock equals or exceeds $12.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

In addition, we may not redeem the public warrants unless the warrants comprising the units sold in this offering and the shares of common stock underlying those warrants are covered by an effective registration statement from the beginning of the measurement period through the date fixed for the redemption.

As a result of the insider warrants not being subject to the redemption features to which that our publicly held warrants are subject, the insider warrant holders, or their permitted transferees, could realize a larger gain than our public warrant holders in the event we redeem our public warrants.

Our founding stockholders paid an aggregate of $8,625, or approximately $0.001 per share, for their 8,625,000 founder shares issued and outstanding prior to this offering and, accordingly, you will experience immediate and substantial dilution from the purchase of our common stock.

The difference between the public offering price per share and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to the investors in this offering. Our founding stockholders acquired their founder shares of common stock at a nominal price, significantly contributing to this dilution. Assuming this offering is consummated, you and the other new investors will incur an immediate and substantial dilution of approximately 29.6% or $2.96 per share (the difference between the pro forma net tangible book value per share of $7.04, and the initial offering price of $10.00 per unit), not including the effect of certain offering costs for which payment is deferred until consummation of a business combination.